                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)

                       FIRST NATIONAL OF NEBRASKA, INC.
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   335720108
                                (CUSIP NUMBER)

                              BRUCE R. LAURITZEN
                       FIRST NATIONAL OF NEBRASKA, INC.
                               1620 Dodge Street
                             Omaha, NE  68102-2188
                                (402) 341-0500

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 May 28, 1999

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

===============================================================================


  CUSIP NO.335720108
           ---------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON.       John R. Lauritzen

------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                           BK
      SEE INSTRUCTIONS)


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                      USA



------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                                    4,922
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY                                                  83,596
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER                  4,922
    REPORTING
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                                                      83,596

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 88,518
------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    ___

------------------------------------------------------------------------------
 13   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                   26.46%
                                                                 -----

------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                     IN

------------------------------------------------------------------------------

===============================================================================


  CUSIP NO.335720108
           ---------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON.       Elizabeth D. Lauritzen

------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                           OO
      SEE INSTRUCTIONS)


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                            ___


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                      USA



------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                                   82,218
       SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY                                                  88,518
      OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER                 52,286
     REPORTING
       PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                                                     118,450

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                170,736
------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                ___

------------------------------------------------------------------------------
 13   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                  51.04%
                                                                -----
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                     IN

------------------------------------------------------------------------------

===============================================================================


  CUSIP NO.335720108
           ---------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON.       Bruce R. Lauritzen

------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                           OO
      (SEE INSTRUCTIONS)


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                            ___


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                      USA



------------------------------------------------------------------------------
                     7    SOLE VOTING POWER                       9,022

     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER                    90,662
   BENEFICIALLY
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER                  9,022
    REPORTING
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER               90,662
       WITH

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                116,200/(1)/
------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            ___


------------------------------------------------------------------------------
 13   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON                             34.74%


------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                     IN

------------------------------------------------------------------------------
/(1)/ includes an additional 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which he is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

===============================================================================


  CUSIP NO.335720108
           ---------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON.       Ann Lauritzen Pape

------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                           OO
      SEE INSTRUCTIONS)


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                            ___


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                      USA



------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                                    3,717
       SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY                                                  88,518
      OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING                                                    3,717
      PERSON
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                                                      88,518

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                105,651/(1)/
------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    ___
------------------------------------------------------------------------------
 13   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
                                                                 31.58%
                                                                 -----
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                     IN

------------------------------------------------------------------------------
/(1)/ Includes an additional 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape of which she is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

===============================================================================


  CUSIP NO.335720108
           ---------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON.       Lauritzen Corporation

------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                                                7-0444651

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                           BK
      SEE INSTRUCTIONS)


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                      NE



------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                                    0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY                                                  83,596
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER                  0
    REPORTING
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                                                      83,596

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 83,596
------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    ___

------------------------------------------------------------------------------
 13   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                       24.99%
                                                                  -----

------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                     CO

------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of Schedule 13D is amended in its entirety to read as follows:

     The persons listed in Numbers 1, 2, 3, 4 and 5 below are the persons filing this Amendment No. 8 to Schedule 13D. A copy of their written agreement relating to this filing is included as Exhibit A hereto.

     1.   (a) Name: John R. Lauritzen;

          (b) Business Address: One First National Center, Omaha, Nebraska
          68102;

          (c) Principal Employment: Retired;

          (d) Mr. John R. Lauritzen has not been convicted in a criminal proceeding during the last five years;

          (e) Mr. John R. Lauritzen has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;

          (f) Citizenship: United States.

     2.   (a) Name: Elizabeth D. Lauritzen;

          (b) Business Address: One First National Center, Omaha, Nebraska
          68102;

          (c) Principal Employment: Housewife;

          (d) Mrs. Elizabeth D. Lauritzen has not been convicted in a criminal proceeding during the last five years;

          (e) Mrs. Elizabeth D. Lauritzen has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;

          (f) Citizenship: United States.

     3.   (a) Name: Bruce R. Lauritzen;

          (b) Business Address: One First National Center, Omaha, Nebraska 68102

          (c) Principal Employment: Chairman, President, Member of the Executive Committee and Director of First National of Nebraska, Inc. ("FNNI"); Chairman, President and Director of First National Bank of Omaha (the "Bank");

          (d) Mr. Bruce R. Lauritzen has not been convicted in a criminal proceeding during the last five years;

          (e) Mr. Bruce R. Lauritzen has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;

          (f) Citizenship: United States.

     4.   (a) Name: Ann Lauritzen Pape;

          (b) Business Address: One First National Center, Omaha, Nebraska
          68102;

          (c) Principal Employment: Housewife;

          (d) Mrs. Ann Lauritzen Pape has not been convicted in a criminal proceeding during the last five years;

          (e) Mrs. Ann Lauritzen Pape has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;

          (f) Citizenship: United States.

     5. (a) Name and Organization: Lauritzen Corporation, a Nebraska corporation

          (b) Principal Business: Multibank Holding Company;

          (c) Principal Office: One First National Center, Omaha, Nebraska 68102

          (d) State or Other Place of Organization: Nebraska.

     The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of Lauritzen Corporation is listed below.

     The following sets forth as to each of the directors and executive officers of the Lauritzen Corporation: his name and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the Lauritzen Corporation, the business address of which is One First National Center, Omaha, Nebraska 68102, and each such individual is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     DIRECTORS AND PRESENT PRINCIPAL OCCUPATIONS OR EMPLOYMENT

Bruce R. Lauritzen            Chairman, President, Member of the Executive
                              Committee and a Director of FNNI; Chairman,
                              President and a Director of the Bank
Elizabeth D. Lauritzen        Housewife
Daniel K. O'Neill             Executive Vice President, Lauritzen Corporation
                              and a Director of FNNI

     EXECUTIVE OFFICERS OF THE LAURITZEN CORPORATION AND POSITIONS

Bruce R. Lauritzen            President
Elizabeth D. Lauritzen        Secretary
Daniel K. O'Neill             Executive Vice President, Lauritzen Corporation
Neil A. Stanley               Vice President, Lauritzen Corporation
Joseph R. Ramaeker            Treasurer, Lauritzen Corporation

ITEM 4.  PURPOSE OF TRANSACTION

     On May 28, 1999, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape were appointed by a court order to act as co-conservators of all the assets of John R. Lauritzen. Elizabeth D. Lauritzen is the spouse of John R. Lauritzen and Bruce R. Lauritzen and Ann Lauritzen Pape are the adult children of John R. and Elizabeth D. Lauritzen. As a result of the appointment of Elizabeth D. Lauritzen as a co-conservator for Mr. Lauritzen, she has assumed effective control over 82,218 shares of the Common Stock of FNNI consisting of
(A) 52,286 shares issued in her name, but over which John Lauritzen had exercised all dispositive and voting power, (B) 16,516 shares of Common Stock of FNNI held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which she is a named trustee, but over which Mr. Lauritzen had exercised dispositive and voting power, and (C) 13,416 shares of Common Stock of FNNI held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape of which she is a named trustee, but over which Mr. Lauritzen had exercised dispositive and voting power. In addition, Mrs. Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape jointly exercise voting and dispositive power over 88,518 shares of FNNI in their capacities as co-conservators for John R. Lauritzen.

     The appointment of the conservators occurred by a court order. Accordingly, no consideration was paid by the conservators.

     Neither John R. Lauritzen, Elizabeth D. Lauritzen, Bruce R. Lauritzen, Ann Lauritzen Pape or the Lauritzen Corporation have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of FNNI, or the disposition of securities of FNNI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FNNI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of FNNI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of FNNI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of FNNI;

     (f)  Any other material change in FNNI's business or corporate structure;

     (g) Changes in FNNI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) The common stock of FNNI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is amended in its entirety to read as follows:

     The following table sets forth the beneficial ownership of FNNI shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.

                                        Amount and Nature of       Percent
                 Name                   Beneficial Ownership      of Shares
                 ----                   --------------------      ---------

        John R. Lauritzen                   88,518 (1)              26.46%
        --------------------------         -------------            -----
        Elizabeth D. Lauritzen             170,736 (2)(4)(6)        51.04%
        --------------------------         -------------            -----
        Bruce R. Lauritzen                 116,200 (3)(4)           34.74%
        --------------------------         -------------            -----
        Ann Lauritzen Pape                 105,651 (5)(6)           31.58%
        --------------------------         -------------            -----
        Lauritzen Corporation               83,596                  24.99%
        --------------------------         -------------            -----

(1) Consists of 4,922 shares which are owned by John R. Lauritzen and 83,596 shares which are owned by the Lauritzen Corporation of which Mr. Lauritzen is the majority shareholder. On May 28, 1999, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann L. Pape were appointed by a court order to act as co-conservators of all of the assets of John R. Lauritzen. Pursuant to the conservatorship, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann L. Pape jointly share voting and investment power over such shares.
(2) Consists of (A) 52,286 shares of which Elizabeth D. Lauritzen has sole investment and voting power and (B) 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen over which she has sole voting power and shares investment power with First National Bank of Omaha, and
     (C) 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape over which she has sole voting power and shares investment power with First National Bank of Omaha. In addition, Mrs. Lauritzen serves as co-conservator of the assets of her husband, John R. Lauritzen. As co-conservator, Mrs. Lauritzen shares voting and investment power over 88,518 shares. See footnote 1.
(3) Consists of 9,022 shares over which Bruce R. Lauritzen exercises sole investment and voting power; 670 shares over which he shares investment and voting power with his spouse and son; 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen from which he has the right to receive dividends and sale proceeds; and 1,474 shares owned by the Lauritzen Corporation pension plan over which he exercises voting power.
     In addition, Mr. Lauritzen serves as co-conservator of the assets of his father, John R. Lauritzen. As co-conservator, Mr. Lauritzen shares voting and investment power over 88,518 shares. See footnote 1.
(4) Certain shares are reported as beneficially owned by both Elizabeth D. Lauritzen and Bruce R. Lauritzen. The total number of shares beneficially owned by them, without duplication, is 181,902 or approximately 54.38% of the issued and outstanding shares.
(5) Consists of 3,717 shares of which Mrs. Pape exercises sole investment and voting power and 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape from which she has the right to receive dividends and sale proceeds. In addition, Mrs. Pape serves as co-conservator of the assets of her father, John R. Lauritzen. As co-conservator, Mrs. Pape shares voting and investment power over 88,518 shares. See footnote 1.
(6) Certain shares are reported as beneficially owned by both Elizabeth D. Lauritzen and Ann L. Pape. The total number of shares beneficially owned by them, without duplication, is 174,453 or approximately 52.15% of the issued and outstanding shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed as Exhibits to this Amendment No. 8 to
     Schedule 13D:

          Exhibit A:        Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1999

                                 JOHN R. LAURITZEN


                                 /s/ Elizabeth D. Lauritzen
                                 ----------------------------------------------
                                 By: Elizabeth D. Lauritzen, as co-conservator


                                 /s/ Bruce R. Lauritzen
                                 ----------------------------------------------
                                 By: Bruce R. Lauritzen, as co-conservator


                                 /s/ Ann Lauritzen Pape
                                 ----------------------------------------------
                                 By: Ann Lauritzen Pape, as co-conservator


                                 /s/ Elizabeth D. Lauritzen
                                 ----------------------------------------------
                                 Elizabeth D. Lauritzen


                                 /s/ Bruce R. Lauritzen
                                 ----------------------------------------------
                                 Bruce R. Lauritzen


                                 /s/ Ann Lauritzen Pape
                                 ----------------------------------------------
                                 Ann Lauritzen Pape


                                 LAURITZEN CORPORATION

                                 /s/ Bruce R. Lauritzen
                                 ----------------------------------------------
                                 By: Bruce R. Lauritzen, Chairman

                                                                       EXHIBIT A

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $5.00 per share, of First National of Nebraska, Inc. ("FNNI"), a Nebraska corporation, and that this agreement be included as an exhibit to such joint filings. This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned has executed this agreement or caused this agreement to be executed on its behalf this 7th day of June, 1999.


                              JOHN R. LAURITZEN


                              By: /s/ Elizabeth D. Lauritzen
                              ------------------------------------------
                              Elizabeth D. Lauritzen, as co-conservator


                              By: /s/ Bruce R. Lauritzen
                              ------------------------------------------
                              Bruce R. Lauritzen, as co-conservator


                              By: /s/ Ann Lauritzen Pape
                              ------------------------------------------
                              Ann Lauritzen Pape, as co-conservator


                              /s/ Elizabeth D. Lauritzen
                              ------------------------------------------
                              Elizabeth D. Lauritzen


                              /s/ Bruce R. Lauritzen
                              ------------------------------------------
                              Bruce R. Lauritzen


                              /s/ Ann Lauritzen Pape
                              ------------------------------------------
                              Ann Lauritzen Pape


                              LAURITZEN CORPORATION


                              By: /s/ Bruce R. Lauritzen
                              ------------------------------------------
                              Bruce R. Lauritzen, Chairman